uSell.com, Inc.

33 E. 33rd Street, Ste. 1101

New York, NY 10016

August 4, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	uSell.com, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 22, 2014

File No. 333-184007

Dear Mr. Spirgel:

In response to the Staff’s Comment Letter dated August 1, 2014, uSell.com, Inc. (the “Company”) is filing Amendment No. 5 to Form S-1. Comments and numbers below follow the Staff’s letter:

General

1.          Please tell us whether preliminary financial results for the quarter ended June 30, 2014 are available, and if so, whether you will be including a recent developments section. If not, please confirm in your response letter that there have been no material adverse developments that would affect your results of operations or financial condition as of the end of your second quarter for 2014.

Response:

Although the Company had preliminary financial results for the quarter ending June 30, 2014, the registered independent public accounting firm has not completed their review. As our counsel discussed with Mr. Littlepage, the Company has included a Recent Development subsection under MD&A at page 26. Supplementally, we confirm there have been no material adverse developments that would affect the results of operations or financial condition as of the end of the second quarter for 2014.

Mr. Larry Spirgel

August 4, 2014

Prospectus Cover Page

1.          Please revise your cover page (and other appropriate places) to disclose the number of units, common stock and warrants you are offering.

Response:

Appropriate changes have been made on the Cover Page and other appropriate pages. See pages 2, 5, 15 and 17.

2.          Please disclose the duration of your Offering.

Response:

The appropriate change has been made.

Unaudited Financial Statements for the Quarter Ended March 31, 2014

Note 11 Subsequent Events

3.          Please update this disclosure to reflect the change in your plan of distribution.

Response:

The note has been updated to reflect the change in the offering and plan of distribution.

If you have any questions, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, Esq. at (561) 644-2222 or mharris@nasonyeager.com.

Sincerely yours,

uSell.com, Inc.

/s/ Daniel Brauser

Daniel Brauser